Exhibit 1.25

Stezzano (BG), 23 April 2024

The General Shareholders’ Meeting of Brembo held today approved, inter alia:

●	the 2023 Financial Statements and the distribution of a gross dividend of €0.30 per share;

●	the plan for the buy-back of own shares;

●	the Remuneration Policy for 2024;

●	the amendments to the Articles of Association following the Cross-Border Conversion.

Approval of the Financial Statements and Allocation of Profit

The General Shareholders’ Meeting of Brembo, held today under the chairmanship of Matteo Tiraboschi, approved the Financial Statements for the year ended 31 December 2023 and the distribution of a gross dividend of €0.30 per share outstanding at ex-coupon date, with the exclusion of own shares. The dividend will be paid as of 22 May 2024, ex-coupon No. 1 on 20 May 2024 (record date: 21 May 2024).

As already announced, the Brembo Group’s revenues for 2023 amounted to €3,849.2 million, up 6.1% compared to the previous year. In 2023, EBITDA amounted to €665.8 million (EBITDA margin: 17.3%), EBIT to €414.1 million (EBIT margin: 10.8%) and net income to €305.0 million.

The Parent Brembo S.p.A.’s net revenues for 2023 were €1,265.2 million, up 7.3% compared to the previous year.

The General Shareholders’ Meeting approved the following allocation of the €139.3 million net income:

●	to the Shareholders a gross dividend of €0.30 per each ordinary share outstanding at ex-coupon date, with the exclusion of own shares;

●	the remaining amount carried forward.

Plan for the Buy-back of Own Shares

Today, the General Shareholders’ Meeting approved the proposal for a new buy-back plan, aimed at:

–
undertaking any investments, directly or through intermediaries, including aimed at containing abnormal movements in stock prices, stabilising stock trading and prices, supporting the liquidity of the Company’s stock on the market, so as to foster the regular conduct of trading beyond normal fluctuations related to market performance, without prejudice in any case to compliance with applicable statutory provisions;

–
carrying out, in accordance with the Company’s strategic guidelines, share capital transactions or other transactions which make it necessary or appropriate to swap or transfer share packages through exchange, contribution, or any other available methods; and

–	buying back own shares as a medium-/long-term investment.

The plan envisages that the Board of Directors may purchase, in one or more tranches, up to a maximum of 8,000,000 ordinary shares, for a minimum price not lower than the closing price of the shares during the trading session on the day before each transaction is undertaken, reduced by 10%, and for a maximum price not higher than the closing price of the shares during the trading session on the day before each transaction is undertaken, increased by 10%.

The authorisation is requested for a period of 18 months from the date of the resolution by the General Shareholders' Meeting and for a maximum purchasing amount of €144,000,000, which is adequately covered by the available net reserves recognised in the balance sheet.

At present, the Company holds 15,051,860 own shares representing 4.51% of share capital.

Remuneration Policy

The Shareholders approved the Brembo Group’s Remuneration Policy for 2024 (Section I) and expressed a favourable opinion with an advisory vote on the Remuneration Paid in 2023 (Section II).

Amendments to the Articles of Association related to the Cross-Border Conversion

In the extraordinary session, the Shareholders approved some amendments to the Articles of Association approved by the Shareholders’ Meeting held on 27 July 2023, related to the transfer of the Company's registered office to the Netherlands.

Brembo recalls that the Dutch notarial deed was executed on 25 January, by which the Cross-Border Conversion was finally carried out. The deed envisages, inter alia, that the Transaction will be effective as of tomorrow, 24 April 2024, the day following the date of the Shareholders’ Meeting of Brembo.

It bears also recalling that, following the Cross-Border Conversion, Brembo will retain its tax residence in Italy and its shares will continue to be listed on Borsa Italiana’s Euronext Milan under the new ISIN code: NL0015001KT6 as from 24 April 2024.

***

It should be recalled that the financial results for Q1 2024 will be examined by the Board of Directors on 9 May 2024.

***

The manager in charge of the Company’s financial reports Andrea Pazzi, declares, pursuant to paragraph 2 of Article 154- bis of Italy's Consolidated Law on Finance, that the accounting information contained in this press release corresponds to the documented results, books and accounting records.

For information:	Laura Panseri – Head of Investor Relations Brembo S.p.A.
Ph. +39 035 6052145 @: laura.panseri@brembo.com

Daniele Zibetti – Corporate Media Relations Brembo S.p.A.
Ph. +39 035 6053138 @: daniele.zibetti@brembo.com

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